Registration No. 333-123017

As filed with the Securities and Exchange Commission on May 6, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Neurobiological Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	94-304929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3260 Blume Drive, Ste 500, Richmond, California 94806 (510) 262-1730

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paul E. Freiman

Chief Executive Officer

3260 Blume Drive, Ste 500, Richmond, California 94806

(510) 262-1730

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen C. Ferruolo

Ryan A. Murr

Heller Ehrman White & McAuliffe LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122-1246

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement as the Registrant shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 6, 2005

PRELIMINARY PROSPECTUS

$25,000,000

Neurobiological Technologies, Inc.

Common Stock

We may offer and sell shares of our common stock from time to time under this prospectus, up to an aggregate offering price of $25,000,000. We will describe in a prospectus supplement the specific terms of each such offering.

We may offer these securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before you make your investment decision.

Our common stock trades on the Nasdaq SmallCap Market under the symbol “NTII.” On May 5, 2005, the closing price for our common stock, as reported on the Nasdaq SmallCap Market, was $2.96 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” on page 4 of this prospectus and under the captions “ Risk Factors” and “Other Factors that May Affect Future Results” in our periodic reports incorporated into this prospectus by reference.

You should read the entire prospectus, including the prospectus supplement and the reports and other documents incorporated herein by reference, carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ABOUT THIS PROSPECTUS

Overview

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under the shelf registration process, we may offer shares of our common stock with a total value of up to $25,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering.

This prospectus provides you with a general description of the common stock we may offer. Each time we offer our common stock pursuant to this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. Please carefully read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Incorporation of Certain Information by Reference.” This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s public reading room referred to under the heading “Where You Can Find More Information.”

We have not authorized any broker-dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy our common stock, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy our common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus and any accompanying prospectus supplement speaks only as of the date set forth on the cover page and may not reflect subsequent changes in our business, financial condition, results of operations and prospects even though this prospectus and any accompanying prospectus supplement is delivered or common stock is sold on a later date.

ABOUT NEUROBIOLOGICAL TECHNOLOGIES, INC.

We are a biotechnology company engaged in the business of acquiring and developing central nervous system related drug candidates. We are focused on therapies for neurological conditions that occur in connection with dementia, Alzheimer’s disease, ischemic stroke, neuropathic pain and brain cancer.

Our strategy is to in-license and develop later stage drug candidates that target major medical needs and that can be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish evidence of efficacy and then seeks partnerships with pharmaceutical and biotechnology companies for marketing of our product candidates. Currently, we receive revenues on third-party sales of one approved product and we have two product candidates in clinical development. The approved product, Memantine, is an orally-dosed compound that is approved for the treatment of moderate to severe Alzheimer’s disease and is marketed in the United States and Europe by Merz Pharmaceuticals GmbH and its marketing partners. Memantine is also being developed for the treatment of neuropathic pain. Our current product candidates are XERECEPT®, a compound we are developing for the treatment of peritumoral brain edema, or swelling around brain tumors, and Viprinex®, a compound we are developing for the treatment of acute ischemic stroke. Each of these is described below in greater detail.

Memantine

In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz Pharmaceuticals GmbH, or Merz, and Children’s Medical Center Corporation (CMCC) to further the clinical development and commercialization of Memantine. Pursuant to this agreement, we share in revenues from worldwide sales of Memantine for Alzheimer’s disease and all indications covered by the CMCC patents, including AIDs-related dementia and diabetic neuropathy. However, we do not receive royalties on Merz’s sales of Memantine for dementia syndrome or for Alzheimer’s disease in certain countries where Merz had pre-existing marketing or other commercial arrangements, including Japan, Korea and China; Germany, Italy, Spain and several other smaller European markets; and much of Latin America, but excluding Brazil. We have no significant ongoing obligations under the agreement and rely on Merz and its marketing partners for the commercialization of Memantine for Alzheimer’s disease and for the clinical development of Memantine for neuropathic pain.

In June 2000, Merz entered into an agreement with Forest Laboratories, Inc., or Forest, for the development and marketing of Memantine in the United States for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. In August 2000, Merz entered into a strategic license and cooperation agreement with H. Lundbeck A/S of Copenhagen, Denmark, or Lundbeck, for the further development and marketing of Memantine for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. Lundbeck acquired exclusive rights to Memantine in certain European markets, Canada, Australia and South Africa, as well as semi-exclusive rights to co-market Memantine with Merz in other markets worldwide, excluding the United States and Japan, where Merz has granted development rights to Forest and Daiichi Suntory Pharma Co., Ltd., or Suntory, respectively. While we are not a party to any of these agreements, we are entitled to receive a share of the license fees and royalties Merz receives from Forest, Lundbeck and Suntory pursuant to our strategic research and marketing cooperation agreement with Merz and CMCC.

In May 2002, Merz announced that Memantine (Ebixa®) was approved by the regulatory authorities in the European Union for the treatment of Alzheimer’s disease. In October 2003, Forest announced that Memantine (Namenda®) was approved by the FDA for the treatment of moderate-to-severe Alzheimer’s disease. Memantine became commercially available in the United States in January 2004.

In January 2004, Forest announced positive results of a Phase III study using Memantine as a monotherapy in mild-to-moderate Alzheimer’s disease. Forest has announced that it plans to seek approval for Memantine for a mild-to-moderate Alzheimer’s indication.

In July 2001, Forest initiated the second of two trials necessary for submission of a new drug application, or NDA, for Memantine for the treatment of diabetic neuropathy. In May 2003, Forest announced that Memantine had failed to demonstrate a statistically significant difference versus the control group with regards to the primary endpoint of this trial. In October 2003, Forest announced the resumption of its clinical development of Memantine for the neuropathic pain indication with an expanded clinical program to examine various neuropathic pain conditions at different dosages. Forest anticipates that the earliest submission of an NDA would be 2006. We conducted the first pivotal trial of Memantine for the treatment of neuropathic pain with an enrollment of 400 patients and reported positive results in January 2000.

XERECEPT

We are developing XERECEPT (corticorelin human acetate), a synthetic preparation of the natural human peptide, Corticotropin-Releasing Factor, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). In April 1998, XERECEPT received orphan drug designation for this indication from the FDA. Orphan drug designation provides the first product approved for a given indication with seven years market exclusivity and makes the recipient eligible to receive Orphan Drug Grants to fund clinical research. If a competing product obtains FDA approval for peritumoral brain edema before XERECEPT is approved, then that product would receive seven years of market exclusivity for this indication.

In fiscal 2004, we completed animal toxicology studies, and the FDA undertook extensive review of the clinical trial designs for two pivotal trials for the treatment of peritumoral brain edema. In April 2004, enrollment began in the first pivotal trial, which has a target enrollment of 200 patients. Commencement of the second pivotal trial, which is expected to enroll 120 patients, has been delayed due to difficulties in obtaining the necessary supply of XERECEPT for the trial. We believe that we have remedied this supply issue and this trial is currently expected to start no later than June 30, 2005. For additional information relating to the manufacturing of XERECEPT and our supply arrangements, see “Risk Factors—Because we do not have our own manufacturing facilities, we face risks from outsourcing.”

Viprinex

In July 2004, we acquired Empire Pharmaceuticals, Inc., or Empire, a privately held corporation. Pursuant to the transaction, we acquired worldwide rights to Viprinex (ancrod), a late-stage reperfusion therapy for use in treatment of ischemic stroke, a life threatening condition caused by the blockage of blood vessels supplying blood and oxygen to portions of the brain. A reperfusion therapy is a drug that breaks up the blood clot causing the stroke and enables normal blood flow to return to the affected areas of the brain. Empire acquired the exclusive worldwide rights to Viprinex in a royalty-bearing license from Abbott Laboratories in March 2002. Viprinex was being developed by Knoll AG, prior to its acquisition by Abbott in 2001. In January 2005, Viprinex received “fast-track” status from the FDA for investigation of intended use in patients suffering from ischemic stroke. The fast-track designation provides for expedited regulatory reviews for new drug candidates demonstrating the potential to address current medical needs for the treatment of serious or life-threatening conditions.

Except for fiscal 2001, we have incurred significant losses each year since our inception. As of December 31, 2004, our accumulated deficit was $50.8 million and total stockholders’ equity was $22.5 million. We expect to incur additional operating losses over at least the next year as we continue our research and development efforts.

MATERIAL AGREEMENTS

Set forth below is a summary of the principal terms of our material agreements relating to Memantine and Virpinex. These agreements have been filed as exhibits to our periodic reports and the following summaries are qualified by the text of these agreements, copies of which are available from the company upon request.

Merz Pharmaceuticals

Pursuant to our 1998 strategic research and marketing cooperation agreement with Merz and CMCC, we gave up the rights previously exclusively licensed to us by CMCC to patents covering Memantine for the treatment of neuropathic pain and AIDs-related dementia, and CMCC licensed those rights to Merz. In exchange, we and CMCC are entitled to share in revenues from sales of Memantine in certain countries for Alzheimer’s disease and all indications covered by the CMCC patents, including AIDs-related dementia and diabetic neuropathy. Through June 30, 2004, we have received approximately $11.6 million from Merz under this agreement.

We have no significant ongoing obligations under the agreement and rely on Merz and its marketing partners for the commercialization of Memantine for Alzheimer’s disease and for the clinical development of Memantine for neuropathic pain. In the event that we were to conduct any further research and development on Memantine or derivatives of Memantine during the term of the agreement, Merz would have the right to license any inventions resulting from such research and development and we and Merz would be required to negotiate in good faith the payment to us of a share of the revenues received by Merz from the commercialization and marketing of any such products. Currently, we have no plans to develop Memantine that would trigger these obligations.

The agreement will expire on a country-by-country basis on the later of ten years after the first commercial sale of a covered product or the last to expire patent covering products in that country. Merz or CMCC can terminate the agreement upon six months’ notice in the event that Merz does not meet certain conditions relating to the clinical development of Memantine.

Abbott Laboratories

Following our acquisition of Empire Pharmaceuticals in July 2004, we acquired the rights to an exclusive license from Abbott Laboratories, or Abbott, for Viprinex. Under this license, we have the exclusive worldwide rights to Viprinex for all human therapeutic indications.

We have an obligation to use commercially reasonable efforts to develop Viprinex for the treatment of ischemic stroke and, if Viprinex receives regulatory approval from the FDA, to market the product for that indication. We will be required to make milestone payments to Abbott upon receiving regulatory approval in each of the U.S., Europe, Latin America and Asia. We will also be required to make royalty payments to Abbott based on worldwide Viprinex sales. Our royalty obligations will terminate on a country-by-country basis as the applicable patents for Viprinex expire in each such country. To date, we have made no payments to Abbott under this agreement. Prior to our acquisition of Empire Pharmaceuticals in July 2004, Empire had paid Abbott a total of $500,000 in license fees under this agreement.

The agreement will continue until terminated by either party. Abbott has the right to terminate the agreement in the event of our breach and we have the right to terminate the agreement for our convenience upon providing 90 days’ notice.

RISK FACTORS

Before making an investment decision, you should carefully consider the following risks and uncertainties as well as the risks described under “Risk Factors” in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. We may update the following risk factors in a prospectus supplement and/or in our quarterly and annual reports that are incorporated by reference into this prospectus. Accordingly, you should also review the risks set forth under the caption “Risk Factors” in our quarterly reports on Form 10-Q and annual reports on Form 10-K that are filed after the date of this prospectus and that are incorporated by reference into this prospectus.

Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. Additionally, risks and uncertainties of which we are unaware or that we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our product candidates are based on new technologies and therefore are subject to numerous inherent risks of failure.

Our product candidates are based on new and relatively unproven technologies. Viprinex has previously failed in the Phase III clinical trial conducted by Knoll AG in Europe, where patients receiving Virprinex in the trial suffered from intercranial hemorrhaging and higher mortality rates than those patients receiving the placebo treatment. A recent Phase III clinical trial for Memantine for neuropathic pain failed to meet the primary endpoint. As evidenced by these trials, our product candidates face numerous risks of failure, including the possibility that these drug candidates may be found to be unsafe, ineffective or toxic, or fail to receive necessary regulatory clearances:

•	be found to be unsafe, ineffective or toxic; or

•	fail to receive necessary regulatory clearances.

If any of these risks of failure should materialize, we may be forced to make additional significant expenditures for further clinical trials or cease further development of the drug candidate. In either case, our prospects would be harmed and our stock price could decline.

We are dependent on Merz and its marketing partners Forest and Lundbeck for the successful commercialization of Memantine.

All of our revenues in fiscal 2003 and 2004 and in the first six months of fiscal 2005 were license fee and royalty payments from Merz related to our portion of payments received by Merz pursuant to its agreements with Forest and Lundbeck, its marketing partners. The only revenues that we expect to receive in the foreseeable future are our share of payments received by Merz from Forest and Lundbeck and royalties on Memantine sales made by Merz or its marketing partners, which depends, among other things, on the continuation of our research and marketing cooperation agreement with Merz and Children’s Medical Center. Although Merz has received approval to market Memantine for Alzheimer’s disease in Europe, we are not entitled to receive royalty payments for Memantine sales for Alzheimer’s disease in certain European countries and any commercialization efforts in these markets would not directly benefit us. If Merz is unable to successfully commercialize Memantine, or if Memantine is not commercialized for indications or in markets where we are entitled to royalty payments, our revenues would be adversely affected.

In February 2005, Merz made a royalty payment to us in the amount of $765,000 for sales of Memantine during the quarter ended September 30, 2004, for the treatment of moderate-to-severe Alzheimer’s disease. Merz informed us that the payment reflected a one-time reduction of $108,000 to correct an apparent over-payment on royalties on certain sales outside of the U.S. in earlier quarters.

Merz or Children’s Medical Center can terminate our research and marketing cooperation agreement upon six months’ notice in the event that Merz does not meet certain conditions relating to the clinical development of Memantine. We believe these conditions are currently being met. However, the termination of our agreement with Merz or any failure by Merz or its partners to successfully commercialize Memantine, could reduce or terminate our future royalties under the research and marketing cooperation agreement and would have a material adverse effect on our business, financial conditions and results of operations.

We expect that we will need to raise additional capital to fund ongoing operations. If we are unable to raise additional capital, we may be forced to curtail operations. If we succeed in raising additional capital through a licensing or financing transaction, it may affect our stock price and future revenues.

In order to maintain sufficient cash and investments to fund future operations, we will need to raise additional capital. We are seeking to raise up to $25 million over the next 12 to 24 months through various alternatives, including licensing or sales of our technologies and drug candidates and selling shares of our common stock.

•	If we raise capital through licensing or sales of one or more of our technologies or drug candidates, then we may not realize revenues from product sales for products that are successfully developed, approved by the FDA and marketed. If we license any of our technologies or drug candidates, then the development of these products or technologies may no longer be in our control. A licensee might not ever reach any of the milestones in a license agreement and we would not earn any additional payments in such an event. Further, if we sell any of our technologies or drug candidates, the sales price may not fully cover our investment in such technology or drug candidate.

•	If we raise capital by issuing additional shares of common stock at a price per share less than the then-current market price per share, the value of the shares of our common stock then outstanding may be reduced. Further, even if we were to sell shares of common stock at prices equal to or higher than the current market price, the issuance of additional shares may depress the market price of our common stock and dilute voting rights.

•	We may not be able to raise capital on terms that we find acceptable, or at all. If we are unable to raise additional capital to fund future operations, then we might have to reduce operations or defer or abandon one or more of our clinical or preclinical research programs. Any of these actions could be expected to have an adverse effect on our stock price.

We have a history of losses and we may never achieve or maintain profitability.

Except for fiscal 2001, we have experienced operating losses every year since inception in funding the research, development and clinical testing of our drug candidates. As of December 31, 2004, our accumulated deficit was approximately $50.8 million and we expect to continue to incur operating losses in the future as we continue our clinical trials for XERECEPT and commence our planned clinical trials for Viprinex. To achieve profitability, we would need to generate significant additional revenue with positive gross margins. Although we expect that our royalty revenues from the sales of Memantine will increase in future periods, these increases may not occur and, even if they do increase in line with our expectations, we do not expect that these increases will be sufficient to allow us to operate profitably at any time in the foreseeable future.

Even if our other product candidates are approved for commercialization, these candidates may not be successfully commercialized.

If either XERECEPT or Viprinex is approved for commercialization, we will be required either to market the drug directly, which would require the recruitment and training of a direct sales force, or license the drug to a larger biotechnology or pharmaceutical company with an existing sales force. The building of a direct sales force is costly and we may not succeed in directly marketing any approved drug. If we elected to license the approved drug to a larger company with an existing sales force, we would be required to share the revenues from commercialization and would lose a significant degree of control over the commercialization of the drug.

Our Industry is Highly Competitive

Competition in the biopharmaceutical industry is intense and is expected to increase. There are other therapies under development for each of our therapeutic targets and the development and sale of drugs for the treatment of the therapeutic targets that we and our collaborative partners are pursuing is highly competitive. Specifically, we face known competition from the following companies for each of the indications listed below.

Indication / Principal known competing products and competitors

Alzheimer’s disease (Memantine)

•	ARICEPT® (donepezil HCI)—Eisai Inc. and Pfizer Inc.

•	Exelon® (rivastigmine tartrate)—Novartis

•	Reminyl® (galantamine HBr)—Janssen Pharmaceutica

Neuropathic pain (Memantine)

•	Neurontin® (gabapentin)—Parke-Davis

Peritumoral brain edema (XERECEPT)

•	Decadron® (dexamenthasone)—Merck & Co. Inc.

Acute ischemic stroke (Virpinex)

•	Activase® (alteplase, recombinat)—Genentech, Inc.

Our competitors are generally larger biotechnology or pharmaceutical companies with significantly greater financial resources and experience and have more internal development, sales and marketing personnel. Accordingly, we may not be able to develop products that will be as efficacious or as cost-effective as currently-marketed products or those products being developed by our competitors. In addition, because our license to certain XERECEPT patent rights is non-exclusive, others may develop competing products using the same compound. Consequently, others may develop, manufacture and market products that could compete with those that we are developing.

It is difficult to integrate acquired companies, products, technologies and personnel into our operations and our inability to do so could greatly lessen the value of any such acquisitions.

In July 2004, we acquired Empire Pharmaceuticals in a merger transaction and we may make additional strategic acquisitions of companies, products or technologies in the future in order to complement our product pipeline or to implement our business strategy. In connection with the Empire acquisition, we added two new members to our senior management team and we established offices and added personnel in New Jersey. The management of two facilities has required us to implement new internal controls and the distance between the facilities has required frequent travel for our management team. If we are unable to successfully integrate acquired businesses, products, technologies or personnel with our existing operations, we may not receive the intended benefits of such acquisitions.

Additionally, disputes may arise following the consummation of an acquisition regarding representations and warranties, indemnity, earn-out and other provisions in the acquisition agreement. For these reasons, acquisitions may subject us to unanticipated liabilities or risks, disrupt our operations or divert management’s attention from day-to-day operations.

Because we do not have our own manufacturing facilities, we face risks from outsourcing.

Although Merz and its marketing partners have the responsibility of supplying Memantine for the clinical trials and commercialization of the drug, we must procure our own supplies of XERECEPT and Viprinex for our clinical trials of these compounds. Our clinical supply of XERECEPT has been manufactured by established methods using chemical synthesis to our specifications, and we are currently making arrangements for an initial clinical supply of Viprinex to be produced to our specifications.

We have recently experienced delays obtaining the necessary clinical supplies of XERECEPT due to manufacturing difficulties. XERECEPT is manufactured in three phases, consisting of: producing the drug substance, manufacturing the substance into the drug product, and packaging and distributing the drug. The process to manufacture the drug is a specialized one, and we are currently in the process of establishing a second supplier in addition to our current sole supplier. The processes for producing, packaging and distributing the product are less specialized and several alternative suppliers are available for these services. The delays occurred in the packaging of XERECEPT and were caused primarily by scheduling problems with the delivery of product to the packaging supplier. We have now established a more precise schedule under which we will deliver product for packaging to this supplier. Despite these improvements, we may experience further delays in obtaining clinical supplies of XERECEPT, which would further delay these trials.

Further, although we perform audits on our contractors who supply our drug candidates to assess compliance with their current Good Manufacturing Practice, or cGMP, regulations, there can be no assurance that our suppliers will meet cGMP standards or be able to synthesize and deliver our drug compounds in a timely fashion. Although alternative cGMP suppliers of the bulk drugs and of finished dosage form products are available to us, Viprinex is difficult and costly to produce and we believe that there is only a limited number of manufacturers who are capable of producing the compound. The loss of our current supply arrangement could significantly delay our planned clinical trials for Viprinex and could impact the commercialization of the drug, if it is approved by the FDA.

As a result of our reliance on manufacturers, we face the following outsourcing risks:

•	the delay of our preclinical and human clinical testing if our contractors are unable to supply sufficient quantities of product candidates manufactured in accordance with cGMP on acceptable terms;

•	the delay of market introduction and subsequent sales if we should encounter difficulties establishing relationships with manufacturers to produce, package and distribute products; and

•	adverse effects on FDA pre-market approval of potential products if contract manufacturers do not adhere to cGMP regulations.

Because of these risks, our dependence on third parties for the manufacture of products may adversely affect our ability to develop and deliver products on a timely and competitive basis and our results of operations.

The FDA and state and local agencies, and comparable agencies and entities in foreign countries impose substantial requirements on the manufacturing and marketing of human therapeutics through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures.

Fulfillment of regulatory requirements for marketing human therapeutics typically takes many years and varies substantially based on the type, complexity, and novelty of the drug for which approval is sought. Government regulation may:

•	delay for a considerable period of time or prevent marketing of any product that we may develop; and/or

•	impose costly procedures upon our activities.

Either of these effects of government regulation may provide an advantage to our competitors.

There can be no assurance that FDA or other regulatory approval for any products developed by us will be granted on a timely basis or at all. Any delay in obtaining, or failure to obtain, required approvals would adversely affect the marketing of our proposed products and our ability to earn product revenues or royalties.

In addition, success in pre-clinical or early stage clinical trials does not assure success in later-stage clinical trials. For example, although our Phase II clinical trials for Memantine for the treatment of diabetic neuropathy produced positive results, a subsequent clinical trial conducted by Forest did not replicate these results. Similarly, the results of Knoll AG’s Phase III clinical trials for Viprinex in the United States were not replicated in the subsequent European clinical trial, and this may impair our ability to obtain FDA and foreign regulatory approval to commence our planned Phase III clinical trials for Viprinex. Similar variations in later-stage clinical trial results may also occur in XERECEPT, as longer trials and larger patient populations are used. Further, since we began the first Phase III clinical trial of XERECEPT in April 2004, patient enrollment has been slow. Any further delays in patient enrollment could impede the development of XERECEPT and make it less likely that we will be able to further develop or successfully commercialize the drug.

As with any regulated product, additional government regulations may be instituted which could delay regulatory approval of our potential products. Additional government regulations that might result from future legislation or administrative action cannot be predicted.

We have relied and will continue to rely on others for research, development and commercialization of our potential products.

We have periodically entered into various contractual arrangements (which are generally non-exclusive) with consultants, academic collaborators, licensors, licensees and others, and we are dependent upon the level of commitment and subsequent success of these outside parties in performing their responsibilities. Certain of these agreements may place significant responsibility on the collaborator, licensor or contractor for pre-clinical testing and human clinical trials and for preparing and submitting submissions for regulatory approval for potential products on the collaborator, licensor or contractor. In the quarter ending June 30, 2005, we expect to enter into one such collaboration agreement with a clinical research organization for the design and management of our planned Phase III clinical trials for Viprinex. We expect to rely substantially on this clinical research organization for these clinical trials and if this organization or any other collaborator, licensor or contractor fails to perform, our business, financial conditions and results may be adversely affected.

We have also relied on scientific, mechanical, clinical, commercial and other data supplied and disclosed by others in entering into these agreements. We have relied on this data in support of applications for human clinical trials for our potential products. Although we have no reason to believe that this information contains errors or omissions of fact, it is possible that there are errors or omissions of fact that would change materially our view of the future likelihood of FDA approval or commercial viability of these potential products.

Our success will depend, in large part, on our ability to obtain or license patents, protect trade secrets and operate without infringing upon the proprietary rights of others.

The patent position of biotechnology firms generally is highly uncertain because:

•	patents involve complex legal and factual issues that have recently been the subject of much litigation;

•	no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and

•	others may independently develop similar products, duplicate any of our potential products, or design around the claims of any of our potential patented products.

In addition, because of the time delay in patent approval and the secrecy afforded United States patent applications, we do not know if other applications, which might have priority over our applications, have been filed. Further, because we have non-exclusive licenses to patent rights covering certain uses of XERECEPT, others may develop, manufacture and market products that could compete with those we develop.

As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position.

No infringement claims have been brought by third parties and we are not aware of any basis on which such claims could be made. Any infringement claims brought by a third party, even if these claims were ultimately found to be without merit, would be costly to defend against and would likely interfere with our operations while the claim was pending. If we were unsuccessful in defending against any such claims, it may be necessary for us to license certain additional rights. These licenses may be costly and may not be available on terms we find acceptable, if at all. Accordingly, the unfavorable resolution of any patent infringement claim could adversely affect our operations and prospects.

If the members of our expanded management team are unable to work together effectively, our ability to manage our business will suffer.

Since our acquisition of Empire Pharmaceuticals in July 2004, we have expanded our management team. Stephen J. Petti joined us as Vice President, Product Development in July 2004, David E. Levy joined us as Vice President, Clinical Development in September 2004 and Jonathan R. Wolter joined us as Vice President and Chief Financial Officer in December 2004. In addition, we are also seeking to hire other executive officers in the near future. Consequently, most of the members of our management team have recently joined the company and have not worked together before. If these employees cannot work together effectively our ability to manage our business will suffer.

Clinical trials or marketing of any of our potential products may expose us to liability claims from the use of such products, which our insurance may not cover.

We currently have a limited amount of product liability insurance for our clinical trials, with coverage limits of $5 million per incident and $5 million in the aggregate. It is possible that our current insurance may not be adequate to cover liabilities arising from our clinical trials.

Our current product liability insurance does not cover the commercial sales of products. We cannot be sure that we will be able to obtain product liability insurance covering commercial sales if and when they commence or, if such insurance is obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit commercialization of any products we develop.

We must report on the adequacy of our internal controls starting in fiscal 2005 and our auditors must attest to our report. Any delays or difficulties in doing so could result in a loss of public confidence in our internal controls and/or financial disclosure.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending June 30, 2005, to include in our annual report our assessment of the effectiveness of our internal controls over financial reporting and our audited financial statements for that fiscal year. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal controls over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal controls over financial reporting as of June 30, 2005. Although we currently believe that we will satisfy these requirements in a timely fashion, we have not yet completed our assessment of the effectiveness of our internal controls. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could receive an adverse report, which may result in a loss of public confidence in our internal controls and/or the accuracy of our financial disclosure. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to timely meet our regulatory reporting obligations.

The market price of our common stock has been, and is likely to continue to be, highly volatile.

The average daily trading volume of our common stock has historically been low, even when compared to that of other biopharmaceutical companies. Because of our relatively low trading volume, our stock price can be highly volatile.

Additionally, in July 2004, we issued 2,399,163 shares of common stock in connection with our acquisition of Empire Pharmaceuticals and, if we commence Phase III clinical trials for Viprinex, we will be required to issue an additional 2,375,170 shares. These shares have been registered for resale and the selling stockholders of Empire will be able to begin selling their NTI common stock on the earlier of the commencement of Phase III clinical trials of Viprinex or July 14, 2005. The issuance of these additional shares and any large sales that may be made by former stockholders of Empire or otherwise could have a negative effect on the price and volatility of our stock price.

Additional factors that may affect the volatility of our stock price include:

•	announcements of the results of pre-clinical studies and clinical trials by us, Merz or its marketing partners or our competitors;

•	other evidence of the safety or efficacy of our products, or those of Merz or its marketing partners or our competitors;

•	announcements of technological innovations or new therapeutic products by us or our competitors;

•	developments in patent or other proprietary rights of us or our competitors, including litigation;

•	fluctuations in our operating results;

•	government regulation and health care legislation; and

•	market conditions for life science companies’ stocks in general.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the “1933 Act” and Section 21E of the Securities Exchange Act of 1934, or the “1934 Act”, including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under the caption “Risk Factors” in the prospectus supplement and in the documents incorporated by reference into this prospectus.

USE OF PROCEEDS

We will retain discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently anticipate using the net proceeds from the sale of our common stock hereby primarily to fund clinical trials and for research and development and general and administrative expenses. The amounts and timing of the expenditures may vary significantly, but will depend substantially on the progress of our clinical trials for XERECEPT and Viprinex. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Although we have no specific agreements, commitments or understandings with respect to any acquisition, we evaluate acquisition opportunities and engage in related discussions with other companies from time to time.

Pending the use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 3,000,000 shares have been designated as Series A Preferred Stock. The following is a summary description of our common stock.

Voting Rights

Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Except as otherwise provided by law, and subject to any voting rights provided to holders of preferred stock, holders of our common stock have exclusive voting rights on all matters requiring a vote of stockholders. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividends and Liquidation

Subject to any preferential rights of any outstanding preferred stock, holders of common stock have a right to receive dividends when and if declared by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other Provisions

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws include certain provisions that may have the effect of delaying or preventing a change of control of our company. These provisions include the following:

•	our certificate of incorporation authorizes our board to issue shares of preferred stock, and to determine the rights, preferences and privileges of these shares, without stockholder approval; and

•	special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board of directors or by the holders of shares entitled to cast not less than 10% of the votes of the meeting.

Listing

Our common stock is listed on the Nasdaq SmallCap Market under the trading symbol “NTII.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We may sell our common stock under this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell our common stock in one or more offerings:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

We may sell our common stock from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We, and our underwriters or agents, reserve the right to accept or reject all or part of any proposed purchase of our common stock. We will describe the method of distribution of our common stock and the terms of the offering in the prospectus supplement. If we do offer common stock through underwriters or agents, we will include in the applicable prospectus supplement:

•	the names of those underwriters or agents;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

If underwriters are used in the sale of our common stock, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell our common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use our common stock pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use common stock received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

Underwriters, dealers and agents may contract for or otherwise be entitled to indemnification by us against certain civil liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of our common stock an option to purchase additional common stock to cover over-allotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of our common stock. These underwriters, dealers or agents may be considered to be underwriters under the 1933 Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Any common stock sold pursuant to a prospectus supplement will be included in the Nasdaq SmallCap Market.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of our common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of our common stock. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Underwriters, broker-dealers or agents who may become involved in the sale of our common stock may engage in transactions with and perform other services for us for which they receive compensation.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman LLP, San Diego, California. Stephen C. Ferruolo, a shareholder in a corporation that is a partner of Heller Ehrman LLP, currently serves as our corporate secretary.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Empire Pharmaceuticals, Inc. as of March 31, 2004 and December 31, 2003, and the related statements of operations, stockholders’ equity, and cash flows for the three-month period ended March 31, 2004, for the year ended December 31, 2003 and for the period from February 1, 2002 (inception) through March 31, 2004 have been incorporated by reference in this document in reliance upon the report of Urbach Kahn & Werlin LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information contained in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act until the offering is completed:

1.	Our Annual Report on Form 10-K for the year ended June 30, 2004;

2.	Our Definitive Proxy Statement on Schedule 14A, filed October 8, 2004;

3.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

4.	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004;

5.	Our Current Report on Form 8-K filed July 15, 2004;

6.	Our Amended Current Report on Form 8-K/A filed August 6, 2004;

7.	Our Current Report on Form 8-K filed November 24, 2004; and

8.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 14, 1994, including any amendment or report filed for the purpose of updating such description.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Neurobiological Technologies, Inc., 3260 Blume Drive, Suite 500, Richmond, California 94806, Attention: Chief Financial Officer, telephone: (510) 262-1730. We have authorized no one to provide you with any information that differs from that contained in this prospectus or any applicable prospectus supplement. Accordingly, you should not rely on any information that is not contained in this prospectus or any applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.ntii.com. Please note, however, that no portion of our website shall be deemed to be incorporated into this prospectus. You may also read and copy, at prescribed rates, any document we file with the

Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Room.

INDEMNIFICATION FOR 1933 ACT LIABILITIES

Our Certificate of Incorporation, as amended, limits the liability of our directors for monetary damages for breaches of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

Our Certificate of Incorporation also provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and, together with our Bylaws, provides that we shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Our Certificate of Incorporation also empowers our Board of Directors to provide, at its option, similar indemnification to our employees or agents. We have entered into separate indemnification agreements with our directors and officers that could require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

* * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee	$2,943
Accounting Fees	25,000
Legal Fees and Disbursements	25,000
Miscellaneous	5,000

Total:	$57,943

Item 15.	Indemnification of Officers and Directors.

The registrant’s Certificate of Incorporation limits the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the General Corporation Law of the State of Delaware. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law, or (iv) for any transaction for which the director derived an improper personal benefit.

The registrant’s Certificate of Incorporation also provides that the registrant will indemnify its directors and officers to the fullest extent permitted by Delaware law and, together with the registrant’s Bylaws, provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The Certificate of Incorporation also empowers the Board of Directors to provide, at its option, similar indemnification to employees or agents of the registrant. The registrant has entered into separate indemnification agreements with its directors and officers that could require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 16.	Exhibits.

The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation**

4.1	Form of Common Stock Certificate (1)

5.1	Opinion of Heller Ehrman LLP

23.1	Consent of Heller Ehrman LLP (filed as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Urbach Kahn & Werlin LLP

24.1	Power of Attorney**

*	If applicable, to be filed by amendment or as an exhibit to a Current Report on Form 8-K and incorporated herein by reference.

**	Previously filed.

(1)	This exhibit is filed as an exhibit to Issuer’s Registration Statement on Form SB-2 (Registration No. 33-74118-LA) and is incorporated herein by reference.

Item 17.	Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933 (the “1933 Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

*         *         *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richmond, State of California, on May 6, 2005.

NEUROBIOLOGICAL TECHNOLOGIES, INC.

By:	/S/ PAUL E. FREIMAN
Paul E. Freiman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ PAUL E. FREIMAN Paul E. Freiman	Director, President and Chief Executive Officer (Principal Executive Officer)	May 6, 2005

/s/ JONATHAN R. WOLTER Jonathan R. Wolter	Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	May 6, 2005

* Abraham E. Cohen	Chairman of the Board	May 6, 2005

* Enoch Callaway, M.D.	Director	May 6, 2005

* Ronald E. Cape, Ph.D.	Director	May 6, 2005

* Theodore L. Eliot, Jr.	Director	May 6, 2005

* F. Van Kasper	Director	May 6, 2005

* Abraham D. Sofaer	Director	May 6, 2005

* John B. Stuppin	Director	May 6, 2005

By:	*
Jonathan R. Wolter, attorney-in-fact

NEUROBIOLOGICAL TECHNOLOGIES, INC.

EXHIBIT INDEX

The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation**

4.1	Form of Common Stock Certificate (1)

5.1	Opinion of Heller Ehrman LLP

23.1	Consent of Heller Ehrman LLP (filed as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Urbach Kahn & Werlin LLP

24.1	Power of Attorney**

*	If applicable, to be filed by amendment or as an exhibit to a Current Report on Form 8-K and incorporated herein by reference.

**	Previously filed.

(1)	This exhibit is filed as an exhibit to Issuer’s Registration Statement on Form SB-2 (Registration No. 33-74118-LA) and is incorporated herein by reference.